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[DECHERT LLP LOGO]                                   DAVID S. ROSENTHAL
                                                     Direct Tel: 212-891-9262
                                                     david.rosenthal@dechert.com

                 January 19, 2005

                 VIA EDGAR AND FEDEX

                 Securities and Exchange Commission
                 Judiciary Plaza
                 450 Fifth Street, N.W.
BOSTON           Mail Stop 03-09
                 Washington, D.C.  20549-0308
BRUSSELS         Attention: Albert C. Lee

CHARLOTTE        Re:  Inhibitex, Inc.
                      Form S-1, File No. 333-121149
FRANKFURT             Filed December 10, 2004

HARRISBURG       Dear Mr. Lee:

HARTFORD               In connection with the above-referenced filing, we are
                 electronically transmitting, and are providing to you under
LONDON           separate cover, three courtesy copies of Amendment No. 1 to the Registration Statement on Form S-1 (the "Amended
LUXEMBOURG       Registration Statement"), filed by Inhibitex, Inc. (the
                 "Company") with the Securities and Exchange Commission (the
MUNICH           "Commission") today. We have also enclosed, along with the courtesy copies, three copies of a blacklined document that
NEW YORK         shows the changes made from the Registration Statement on Form
                 S-1, filed with the Commission on December 10, 2004, as
NEWPORT BEACH    reflected in the Amended Registration Statement.

PALO ALTO              The Amendment is being filed in response to the letter
                 from the staff of the Commission (the "Staff"), dated December
PARIS            21, 2004. The headings and numbered responses in this response letter correspond to the headings and numbered comments
PHILADELPHIA     contained in the Staff's comment letter. For your convenience, we have repeated the Staff's comments below in bold face type
PRINCETON        before each of our responses. All page numbers refer to the marked copy of the Amended Registration Statement.
SAN FRANCISCO
                 1.    WE NOTE THAT SOME OF THE SELLING SECURITY HOLDERS MAY BE
WASHINGTON             BROKER-DEALERS. IF ANY OF THE SELLING SHARE HOLDERS ARE
                       BROKER-DEALERS REVISE TO IDENTIFY THEM AS UNDERWRITERS.
                       THE ONLY EXCEPTION TO THIS POSITION IS IF THESE ENTITIES
                       OBTAINED THESE SECURITIES AS COMPENSATION FOR
                       UNDERWRITING SERVICES.

                       Each of the selling security holders has represented to
                 the Company that it is not a broker-dealer.

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Securities and Exchange Commission
January 19, 2005
Page 2

                 2. IF ANY OF THE SELLING SECURITY HOLDERS ARE AFFILIATES OF BROKER-DEALERS, THEY SHOULD ALSO BE SO IDENTIFIED. IN ADDITION, PLEASE REVISE YOUR DISCLOSURE TO INCLUDE THE FOLLOWING REPRESENTATIONS:

                         - THE SELLING SECURITY HOLDER PURCHASED IN THE ORDINARY COURSE OF BUSINESS; AND

                         - AT THE TIME OF THE PURCHASE, THE SELLING SECURITY HOLDER HAD NO AGREEMENTS OR UNDERSTANDING TO DISTRIBUTE THE SECURITIES.

                       IF YOU ARE UNABLE TO MAKE THESE STATEMENTS IN THE PROSPECTUS, PLEASE REVISE THE PROSPECTUS TO STATE THE SELLER IS AN UNDERWRITER.

                       In response to the Staff's comment, the selling security
                 holders that are affiliates of brokers dealers have been identified and the representations relating to such selling security holders have been added on page 74.

                       Should the staff have any additional comments or
                 questions, please direct such questions to me at (212)
                 891-9262.

Very truly yours,

/s/ David S. Rosenthal

David S. Rosenthal

DSR/sk

Enclosures

cc:  William D. Johnston, Ph.D.
     Russell H. Plumb

DECHERT LLP